

July 28, 2010

Gal Trifon, President and CEO
c/o Sarit Firon, CFO
MediaMind Technologies Inc.
135 West 18th Street, 5th Floor
New York, NY 10011

> **Re:** **MediaMind Technologies Inc. (formerly Eyeblaster, Inc.)**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-163579**

Dear Mr. Trifon:

We have reviewed your revised filing and related correspondence, and we have the following comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Acceleration of Stock Option Expense Upon IPO, page 42

1. We note your disclosures on page 42 regarding the options to purchase 73,922 shares of common stock held by certain executive officers and directors that will vest immediately upon effectiveness of this offering and options to purchase 73,922 share of common stock that will vest in twelve equal monthly installments until the one-year anniversary of this offering. Please reconcile this information to the disclosures on page F-25 where you indicate that 686,546 options will be subject to accelerated vesting upon a qualified IPO. To the extent that additional options will also vest upon effectiveness of this offering, then revise your disclosures on page 42 to include a discussion of such grants and the additional compensation expense (along with the per share impact) that you will record in the quarter in which this offering occurs.

You may contact Melissa Kindelan at (202) 551-3564 or me at (202) 551-3499 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any other questions. If you require further assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: <u>Via Facsimile: (212) 701-5111</u>
       Michael Kaplan
       Davis Polk & Wardwell
       Telephone: (212) 450-4111